THAICOM
THAICOM PUBLIC COMPANY LIMITED
THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com

08004895

Ref. No. TC 271/2008

SEC Mail Processing
Section

August 13, 2008

SEP 08 2008

Washington, DC
111

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Thaicom Public Company Limited

TO WHOM IT MAY CONCERN Shin Satellite Public Co Ltd

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of ~~Thaicom Company Limited~~ (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 056/2008**

  Subject: Report on dispute between the Company's subsidiary and ETT Limited

  Date: August 13, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Corporate Communications by fax at (662) 591-0724 attention Ms. Tanyapas Chuaychoo.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

PROCESSED
SEP 16 2008
THOMSON REUTERS

Faithfully yours,

Mr. Tanadit Charoenchan
Executive Vice President – Finance and Accounting
Thaicom Plc.

9/15

Enclosure

THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com

Ref. No. TC 271/2008

August 13, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Thaicom Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 056/2008**

  Subject: Report on dispute between the Company's subsidiary and ETT Limited

  Date: August 13, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Corporate Communications by fax at (662) 591-0724 attention Ms. Tanyapas Chuaychoo.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

Mr. Tanadit Charoenchan
Executive Vice President – Finance and Accounting
Thaicom Plc.

Enclosure

RECEIPT COPY
Received by:
Date:

Summary Translation Letter
To the Stock Exchange of Thailand
August 13th, 2008

Ref No.: TC-CP056/2008

13th August 2008

Subject: Report on dispute between the Company's subsidiary and ETT Limited

To: The President
Stock Exchange of Thailand

Reference: The Company's Letter reference no.TC212/2008 dated June 20, 2008

According to the referenced letter, Thaicom Public Company Limited (the "Company") informed the Stock Exchange of Thailand (the "SET") of the progress of the dispute between the Company's subsidiary, IPSTAR Australia Pty Limited ("IPA") and ETT Limited ("ETT") that on June 17, 2008, the court ordered IPA and ETT to refer their dispute to arbitration in accordance with clause 23 of the Definitive Agreement between IPA and ETT. ETT and IPA still continue their negotiation in order to amicably settle their dispute and IPA still continued to provide service to its customers. The Company would like to inform the SET that on August 11, 2008, IPA and ETT reached an agreement to settle their dispute and there would not be any arbitration to decide on the dispute. IPA still continues to provide services to its customers in Australia as previously.

THAICOM
THAICOM PUBLIC COMPANY LIMITED

THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com

Ref. No. TC 272/2008

August 14, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Thaicom Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 055/2008 and TC-CP 269/2008**

  Subject: 1. Notification of the Resolutions of the Board of Directors' Meeting No. 8/2008

  2. Submission of the Reviewed Financial Statements for the Second Quarter of Year 2008

  Date: August 13, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Corporate Communications by fax at (662) 591-0724 attention Ms. Tanyapas Chuaychoo.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

Mr. Tanadit Charoenchan
Executive Vice President – Finance and Accounting
Thaicom Plc.

Enclosure

THAICOM
THAICOM PUBLIC COMPANY LIMITED
THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com

Ref. No. TC 272/2008

August 14, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Thaicom Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 055/2008 and TC- CP 269/2008**

  Subject: 1. Notification of the Resolutions of the Board of Directors' Meeting No. 8/2008

  2. Submission of the Reviewed Financial Statements for the Second Quarter of Year 2008

  Date: August 13, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Corporate Communications by fax at (662) 591-0724 attention Ms. Tanyapas Chuaychoo.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

Mr. Tanadit Charoenchan
Executive Vice President – Finance and Accounting
Thaicom Plc.

Enclosure

RECEIPT COPY
Received by:
Date:

Summary Translation Letter
To the Stock Exchange of Thailand
August 13, 2008

TC-CP 055/2008

August 13, 2008

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 8/2008

To: The President
The Stock Exchange of Thailand

The Board of Directors of THAICOM Public Company Limited (the "Company") at its Meeting No. 8/2008 held on August 13, 2008 at 13.00 o'clock at the Group Chairman Meeting Room, 29th Floor, Shinawatra Tower 1, No.414 Phahonyothin Road, Samsen Nai, Phayathai, Bangkok 10400, the Company adopted the following resolutions:

1. Certified the Minutes of the Board of Directors' Meeting No.6/2008, held on 7 July 2008 and No.7/2008, held on 21 July 2008.

2. Approving the balance sheets, statement of income and cash flow statements for the second quarter of the year 2008 ended on June 30, 2008.

3. Appointment of Mr. Kamonmit Vudhijumnonk to be the Company Secretary.

4. Approving the proposal of DTV Company Limited, the Company's wholly-owned subsidiary to reduce its registered capital by not more than Baht 548,493,803 from the present registered capital Baht 947,285,000 resulting in the remaining registered capital of not less than Baht 398,791,470 by reducing the number of shares in order to offset against deficits.

Summary Translation Letter
To the Stock Exchange of Thailand
August 13, 2008

Ref No. TC 269/2008

13 August 2008

Subject: Submission of the Reviewed Financial Statements for the Second Quarter of Year 2008

To: The President
Stock Exchange of Thailand

Enclosure: (1) One set of the Reviewed Financial Statements for the Second Quarter of Year 2008 – Thai Language Version
(2) One set of the Reviewed Financial Statements for the Second Quarter of Year 2008 – English Language Version
(3) Management Discussion and Analysis for the Second Quarter of Year 2008

Thaicom Public Company Limited (the "Company") would like to submit its reviewed financial statements for the second quarter of year 2008, ended June 30, 2008 together with an explanation of changes in operating results.

For the first six months of year 2008, the Company reported consolidated revenue of Baht 3,653 million and consolidated net loss of Baht 1 million. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenue for 1H/2008 was Baht 3,653 million, a decrease of Baht 495 million or 11.9 compared with Baht 4,148 million in 1H/2007. This was due to the following reasons:
   - Revenue from the satellite transponders and related services in 1H/2008 was Baht 2,392 million, up Baht 400 million or 20.1% compared with Baht 1,992 million in 1H/2007. This was caused by increases in revenues from IPSTAR by 53.2% as a result of increases in transponder lease on the Thaicom 4 (IPSTAR) satellite and higher UT sales volume.
   - Telephone subscribers increased year-on-year to 1,429,106 subscribers as at the end of Q2/2008. However, the new stake proportion; 51%, following the sale of 49% shares in Shenington Investments Pte Ltd. ("Shenington") to Asia Mobile Holdings Pte Ltd ("AMH"), resulted in revenue from the telephone business for 1H/2008 of Baht 878 million, a decrease of Baht 461 million or 34.4% from Baht 1,339 million in the same period last year.
   - Revenue from the Internet access and media business in 1H/2008 was Baht 239 million, up Baht 158 million or 195.1% from Baht 81 million in 1H/2007 due to an increase in revenue from Direct Television ("DTV") sales.
   - Gain on foreign exchange in 1H/2008 was Baht 54 million, a decrease of Baht 621 million or 92.0% compared with Baht 675 million in 1H/2007.
   - Share of net results from investments in 1H/2008 was Baht 47 million, same as 1H/2007.

2. The Company's consolidated expenses for the first six months of year 2008 were Baht 3,454 million, a decrease of Baht 94 million or 2.6% compared with Baht 3,548 million in the same period last year. This was due to the following reasons:

   - Cost relating to transponder leasing and related services in 1H/2008 was Baht 2,187 million, up Baht 86 million or 4.1% from Baht 2,101 million in 1H/2007 due to an increase in cost of UT sales corresponding to the sales growth.
   - Cost relating to the telephone business in 1H/2008 was Baht 411 million, a decrease of Baht 250 million or 37.8% from Baht 661 million in 1H/2007 in accordance with the new stake proportion; 51%, following the sale of 49% shares in Shenington to AMH.
   - Cost relating to the Internet and media business in 1H/2008 was Baht 198 million, up Baht 126 million or 175.0% from Baht 72 million in 1H/2007 due to the cost of DTV sales following the DTV sales growth.
   - Selling and administrative expenses in 1H/2008 were Baht 659 million, a decrease of Baht 55 million or 7.7% from Baht 714 million in 1H/2007. This was mainly due to decreases in consultancy fees for restructuring loan repayments of the IPSTAR and Thaicom 5 projects, and in SG&A expenses from Lao Telecommunications Company Ltd ("LTC") and Cambodia Shinawatra Company Ltd ("CamShin") which was recorded according to the new investment proportion, offset by an increase in marketing expense for the satellite business.

3. The Company's consolidated interest expense in 1H/2008 amounted to Baht 237 million, a decrease of Baht 241 million or 50.4% from Baht 478 million in 1H/2007. This was due to the loan repayment for the Thaicom 4 and Thaicom 5 projects in Q3/2007.

4. The Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 38 million, compared with the income tax expense of Baht 69 million in 1H/2007.

For the second quarter of year 2008, the Company's consolidated revenue was Baht 1,253 million and consolidated net loss was Baht 282 million. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenue for Q2/2008 amounted to Baht 1,253 million, a decrease of Baht 785 million or 38.5% over the same period last year (Baht 2,038 million). This was due to the following reasons:

   - Q2/2008's revenue from the satellite transponders and related services was Baht 1,033 million, a decrease of Baht 24 million or 2.3% compared to Baht 1,057 million in the same period last year.
   - Telephone subscribers increased year-on-year to 1,429,106 subscribers as at the end of Q2/2008. However, the new stake proportion; 51%, following the sale of 49% shares in Shenington Investments Pte Ltd. ("Shenington") to Asia Mobile Holdings Pte Ltd ("AMH"), resulted in revenue from the telephone business for Q2/2008 of Baht 455 million, down Baht 239 million or 34.4% from Baht 694 million in the same period last year.
   - Revenue from the Internet access and media business in Q2/2008 amounted to Baht 164 million, an increase of Baht 121 million or 281.4% from Baht 43 million in Q2/2007, due to an increase in revenue from Direct Television ("DTV") sales.
   - Loss on foreign exchange in Q2/2008 was Baht 437 million due to the weakening of the Thai Baht, compared with the gain on foreign exchange of Baht 213 million in Q2/2007.
   - Share of net results from investments in 1H/2008 was Baht 47 million, same as 1H/2007. Q2/2008's share of net results from investments was Baht 20 million, down Baht 4 million from that in Q2/2007.

2. The Company's consolidated expenses for the second quarter of year 2008 amounted to Baht 1,543 million, a decrease of Baht 290 million or 15.8% from Baht 1,833 million in the same period last year. This was due to the following reasons:

- Cost relating to transponder leasing and related services in Q2/2008 was Baht 899 million, a decrease of Baht 175 million or 16.3% from Baht 1,074 million in Q2/2007.
- Cost relating to the telephone business in Q2/2008 was Baht 207 million, decreased by Baht 121 million or 36.9% from Baht 328 million in Q2/2007 in accordance with the new stake proportion; 51%, following the sale of 49% shares in Shenington to AMH.
- Cost relating to the Internet and media business in Q2/2008 was Baht 137 million, an increase of Baht 82 million or 149.1% from Baht 55 million in Q2/2007 due to the cost of DTV sales following the DTV sales growth.
- Selling and administrative expenses in Q2/2008 were Baht 300 million, a decrease of Baht 76 million or 20.2% compared to Baht 376 million in Q2/2007. This was mainly due to decreases in consultancy fees for restructuring loan repayments of the IPSTAR and Thaicom 5 projects, and in SG&A expenses from LTC and CamShin which was recorded according to the new investment proportion, offset by an increase in marketing expense for the satellite business.

3. The Company's consolidated interest expense in Q2/2008 was Baht 105 million, a decrease of Baht 131 million or 55.5% from Baht 236 million in the same period last year. This was due to the loan repayment for the Thaicom 4 and Thaicom 5 projects in Q3/2007.

4. The Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 115 million in Q2/2008, compared with the income tax expense of Baht 51 million for Q2/2007.

Thaicom Public Company Limited
and its Subsidiaries

(former name: Shin Satellite Public Company Limited)

Interim financial statements
and
Review Report of Certified Public Accountant

For the three-month and six-month periods ended
30 June 2008

KPMG

KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Review Report of Certified Public Accountant

To the Board of Directors of Thaicom Public Company Limited
(Former name: Shin Satellite Public Company Limited)

I have reviewed the accompanying consolidated and separate balance sheets as at 30 June 2008, and the related statements of income for the three-month and six-month periods then ended, and the related statements of changes in equity and cash flows for the six-month period then ended of Thaicom Public Company Limited and its subsidiaries, and of Thaicom Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews. The consolidated and separate statements of income for the three-month and six-month periods ended 30 June 2007, and the related statements of changes in equity and cash flows for the six-month period then ended of Thaicom Public Company Limited and its subsidiaries, and of Thaicom Public Company Limited, respectively, were reviewed by another auditor whose report dated 10 August 2007 stated that nothing had come to his attention that caused him to believe that those financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I conducted my reviews in accordance with the auditing standard on review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated and separate financial statements for the year ended 31 December 2007 of Thaicom Public Company Limited and its subsidiaries, and of Thaicom Public Company Limited, respectively, were audited by another auditor who expressed an unqualified opinion on those financial statements in his report dated 20 February 2008. The consolidated and separate balance sheets as at 31 December 2007, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
13 August 2008

Thaicom Public Company Limited and its subsidiaries

(former name: Shin Satellite Public Company Limited)

Balance sheets

As at 30 June 2008 and 31 December 2007

		Consolidated financial statements		Separate financial statements	
		30 June	31 December	30 June	31 December
Assets	*Note*	2008	2007	2008	2007
		(Unaudited)		(Unaudited)	
		(in thousand Baht)			
Current assets					
Cash and cash equivalents		1,730,014	2,428,509	1,090,888	2,087,157
Trade accounts receivable and accrued income	*4*	999,523	931,407	952,383	782,528
Amounts due from related parties	*3*	260,353	16,575	54,974	78,200
Short-term loans and advances to subsidiaries	*3*	-	-	162,026	200,255
Inventories		485,782	531,458	242,121	368,180
Prepaid insurance		26,035	150,986	24,534	149,082
Other current assets	*3*	411,632	254,524	226,493	214,902
Total current assets		**3,913,339**	**4,313,459**	**2,753,419**	**3,880,304**
Non-current assets					
Investments in subsidiaries, jointly controlled entities and associate	*5*	428,296	676,232	883,144	882,059
Long-term loan to another company	*6*	11,701	13,845	11,701	13,845
Property and equipment	*7*	5,008,814	4,504,868	1,486,949	1,595,752
Property and equipment under concession agreements	*7*	17,930,025	18,776,989	17,930,025	18,776,990
Deferred charges	*7*	17,144	51,068	15,540	16,620
Intangible assets	*7*	1,273,914	1,302,194	1,136,167	1,160,299
Deferred tax assets		265,083	83,659	179,408	34,497
Other non-current assets		418,815	379,164	392,650	357,267
Total non-current assets		**25,353,792**	**25,788,019**	**22,035,584**	**22,837,329**
Total assets		**29,267,131**	**30,101,478**	**24,789,003**	**26,717,633**

THAICOM PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

(former name: Shin Satellite Public Company Limited)

Balance sheets

As at 30 June 2008 and 31 December 2007

		Consolidated financial statements		Separate financial statements	
Liabilities and equity	*Note*	30 June 2008 (Unaudited)	31 December 2007	30 June 2008 (Unaudited)	31 December 2007
		(in thousand Baht)			
Current liabilities					
Short-term loans from financial institutions	8	414,547	344,833	-	-
Trade accounts payable	3	525,243	513,889	359,052	350,617
Accounts payable - property and equipment		133,983	141,159	25,496	19,812
Amounts due to related parties	3	8,121	13,740	11,861	20,568
Current portion of long-term loans	8	1,335,564	1,139,221	811,491	542,989
Advance receipts from customers	3	375,747	177,738	284,231	95,714
Accrued concession fee		537,580	529,795	455,358	456,360
Accrued expenses	3	158,426	226,223	106,200	164,003
Income tax payable		119,782	1,338,378	-	1,289,998
Other current liabilities		142,750	194,994	80,626	128,009
Total current liabilities		3,751,743	4,619,970	2,134,315	3,068,070
Non-current liabilities					
Long-term accounts payable - property and equipment		837,628	293,499	-	-
Long-term loans	8	7,583,190	8,360,573	7,115,705	7,711,066
Deferred tax liabilities		92,813	57,816	-	-
Other non-current liabilities	3	185,101	85,447	77,253	78,064
Total non-current liabilities		**8,698,732**	**8,797,335**	**7,192,958**	**7,789,130**
Total liabilities		**12,450,475**	**13,417,305**	**9,327,273**	**10,857,200**
Equity					
Share capital	9				
Authorised share capital		5,660,412	5,660,412	5,660,412	5,660,412
Issued and paid-up share capital		5,479,688	5,461,094	5,479,688	5,461,094
Reserves					
Share premium		4,301,990	4,297,234	4,301,990	4,297,234
Unrealised profit on changes on shareholding in a subsidiary and an associate		346,225	346,225	-	-
Currency translation changes		(97,307)	(207,204)	-	-
Retained earnings					
Appropriated					
Legal reserve		413,853	413,853	413,853	413,853
Unappropriated		6,330,065	6,331,202	5,266,199	5,688,252
Total equity attributable to equity holders of the Company		**16,774,514**	**16,642,404**	**15,461,730**	**15,860,433**
Minority interests		42,142	41,769	-	-
Total equity		**16,816,656**	**16,684,173**	**15,461,730**	**15,860,433**
Total liabilities and equity		**29,267,131**	**30,101,478**	**24,789,003**	**26,717,633**

The accompanying notes are an integral part of these financial statements.

THAICOM
THAICOM PUBLIC COMPANY LIMITED

Thaicom Public Company Limited and its subsidiaries

(former name: Shin Satellite Public Company Limited)

Statements of income

For the three-month periods ended 30 June 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in thousand Baht)			
Revenues					
Revenues from sale of goods and rendering of services	3	1,651,581	1,793,797	1,194,479	986,435
Dividend income	5	-	-	-	138,072
Other income	3	17,983	6,169	18,987	18,417
Net foreign exchange gain/(loss)		(436,858)	213,376	(432,892)	182,198
Share of profits from investments accounted for using the equity method		20,491	24,413	-	-
Total revenues		**1,253,197**	**2,037,755**	**780,574**	**1,325,122**
Expenses					
Cost of sale of goods and rendering of services	3	1,122,376	1,331,222	1,089,292	970,681
Concession fee		120,127	126,379	105,480	100,635
Selling and administrative expenses	3	298,877	373,937	211,761	228,922
Directors' remuneration	3	1,499	1,809	1,368	1,650
Total expenses		**1,542,879**	**1,833,347**	**1,407,901**	**1,301,888**
Profit/(loss) before interest and income tax expenses		**(289,682)**	**204,408**	**(627,327)**	**23,234**
Interest expense	3	(104,850)	(235,855)	(85,410)	(201,824)
Income tax expense		114,527	(50,962)	195,313	37,332
Loss for the period		**(280,005)**	**(82,409)**	**(517,424)**	**(141,258)**
Attributable to:					
Equity holders of the Company		(281,902)	(83,114)	(517,424)	(141,258)
Minority interest		1,897	705	-	-
Loss for the period		**(280,005)**	**(82,409)**	**(517,424)**	**(141,258)**
Loss per share (Baht)	11				
Basic		(0.26)	(0.08)	(0.47)	(0.13)
Diluted		(0.26)	(0.08)	(0.47)	(0.13)

THAICOM
THAICOM PUBLIC COMPANY LIMITED

D. Kem
Didchanu

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

(former name: Shin Satellite Public Company Limited)

Statements of income

For the six-month periods ended 30 June 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in thousand Baht)			
Revenues					
Revenues from sale of goods and rendering of services	3	3,508,888	3,411,459	2,349,612	1,929,455
Dividend income	5	-	-	-	138,072
Other income	3	42,990	14,246	44,229	40,174
Net foreign exchange gain		53,873	674,772	38,964	628,239
Share of profits from investments accounted for using the equity method	5	47,182	47,194	-	-
Total revenues		**3,652,933**	**4,147,671**	**2,432,805**	**2,735,940**
Expenses					
Cost of sale of goods and rendering of services	3	2,564,641	2,582,922	2,163,505	1,909,177
Concession fee		230,599	251,322	202,054	206,413
Selling and administrative expenses	3	655,463	710,076	434,699	425,010
Directors' remuneration	3	3,532	3,769	3,273	3,448
Total expenses		**3,454,235**	**3,548,089**	**2,803,531**	**2,544,048**
Profit (loss) before interest and income tax expenses		**198,698**	**599,582**	**(370,726)**	**191,892**
Interest expense	3	(237,150)	(478,136)	(196,237)	(407,741)
Income tax expense		38,013	(68,675)	144,910	33,843
Profit (loss) for the period		**(439)**	**52,771**	**(422,053)**	**(182,006)**
Attributable to:					
Equity holders of the Company		(1,137)	51,769	(422,053)	(182,006)
Minority interest		698	1,002	-	-
Profit (loss) for the period		**(439)**	**52,771**	**(422,053)**	**(182,006)**
Earnings (loss) per share (Baht)	11				
Basic		(0.00)	0.05	(0.39)	(0.17)
Diluted		(0.00)	0.05	(0.39)	(0.17)

The accompanying notes are an integral part of these financial statements.

THAICOM PUBLIC COMPANY LIMITED

Thaicom Public Company Limited and its subsidiaries

(former name: Shin Satellite Public Company Limited)

Statements of changes in equity

For the six-month periods ended 30 June 2008 and 2007 (Unaudited)

		Consolidated financial statements									
							Retained earnings				
	Note	Issued and paid-up share capital	Share premium	Advance receipts for share subscription	Unrealised cumulative gain on dilution of investment in a subsidiary	Currency translation changes	Appropriated to legal reserve	Unappro-priated	Total equity attributable to equity holders of the Company	Minority interests	Total equity
						(in thousand Baht)					
Balance at 1 January 2007		**5,455,346**	**4,295,763**	-	**376,225**	**(310,913)**	**213,506**	**3,491,819**	**13,521,746**	**55,923**	**13,577,669**
Advance receipts for share subscription		-	-	5,950	-	-	-	-	5,950	-	5,950
Translation gain (loss) relating to financial statements of foreign operations		-	-	-	-	(97,328)	-	-	(97,328)	(2,368)	(99,696)
Profit for the period		-	-	-	-	-	-	51,769	51,769	1,002	52,771
Balance at 30 June 2007		**5,455,346**	**4,295,763**	**5,950**	**376,225**	**(408,241)**	**213,506**	**3,543,588**	**13,482,137**	**54,557**	**13,536,694**
Balance at 1 January 2008		**5,461,094**	**4,297,234**	-	**346,225**	**(207,204)**	**413,853**	**6,331,202**	**16,642,404**	**41,769**	**16,684,173**
Issue of share capital	9	18,594	4,756	-	-	-	-	-	23,350	-	23,350
Translation gain (loss) relating to financial statements of foreign operations		-	-	-	-	109,897	-	-	109,897	(325)	109,572
Profit for the period		-	-	-	-	-	-	(1,137)	(1,137)	698	(439)
Balance at 30 June 2008		**5,479,688**	**4,301,990**	**-**	**346,225**	**(97,307)**	**413,853**	**6,330,065**	**16,774,514**	**42,142**	**16,816,656**

The accompanying notes are an integral part of these financial statements.

THAICOM
THAICOM PUBLIC COMPANY LIMITED

Thaicom Public Company Limited and its subsidiaries

(former name: Shin Satellite Public Company Limited)

Statements of changes in equity

For the six-month periods ended 30 June 2008 and 2007 (Unaudited)

Separate financial statements

	Note	Issued and paid-up share capital	Share premium	Advance receipts for share subscription	Retained earnings: Appropriated to legal reserve	Retained earnings: Unappropriated	Total equity attributable to equity holders of the Company
				(in thousand Baht)			
Balance at 1 January 2007		**5,455,346**	**4,295,763**	**-**	**213,506**	**1,881,648**	**11,846,263**
Advance receipts for share subscription		-	-	5,950	-	-	5,950
Loss for the period		-	-	-	-	(182,006)	(182,006)
Balance at 30 June 2007		**5,455,346**	**4,295,763**	**5,950**	**213,506**	**1,699,642**	**11,670,207**
Balance at 1 January 2008		**5,461,094**	**4,297,234**	**-**	**413,853**	**5,688,252**	**15,860,433**
Issue of share capital	9	18,594	4,756	-	-	-	23,350
Loss for the period		-	-	-	-	(422,053)	(422,053)
Balance at 30 June 2008		**5,479,688**	**4,301,990**	**-**	**413,853**	**5,266,199**	**15,461,730**

The accompanying notes are an integral part of these financial statements.

THAICOM PUBLIC COMPANY LIMITED

Thaicom Public Company Limited and its subsidiaries

(former name: Shin Satellite Public Company Limited)

Statements of cash flows

For the six-month periods ended 30 June 2008 and 2007 (Unaudited)

		Consolidated financial statements		Separate financial statements	
	Note	2008	2007	2008	2007
		(in thousand Baht)			
Cash flows from operating activities					
Profit (loss) for the period		(1,137)	51,769	(422,053)	(182,006)
Adjustments for					
Dividend income from subsidiaries		-	-	-	(138,072)
Allowance for doubtful accounts		17,865	1,334	-	6,798
Depreciation and amortisation		1,237,913	1,336,968	1,075,293	1,083,005
Amortisation of borrowing costs		54,429	58,186	54,429	58,186
Interest income		(38,909)	(8,806)	(35,961)	(6,254)
Interest expense		237,150	478,136	196,237	407,742
Gain on exchange rate		(38,639)	(596,365)	(57,656)	(628,010)
Minority interests		698	1,002	-	-
(Reversal for) defective stock		3,417	(6,252)	2,762	(5,928)
(Gain) loss on disposal of property and equipment		4,643	468	(791)	415
Share of profits from investments accounted for using the equity method		(47,182)	(47,194)	-	-
Income tax expense		(38,013)	68,675	(144,910)	(33,843)
		1,392,235	1,337,921	667,350	562,033
Changes in operating assets and liabilities					
Trade accounts receivable and accrued income		(85,980)	106,863	(169,855)	88,378
Amounts due from related parties		(186,255)	(105)	23,227	(16,075)
Inventories		49,381	(218,853)	130,420	(81,669)
Prepaid insurance		124,951	181,843	124,548	180,228
Other current assets		(33,719)	1,654	(76,541)	(12,199)
Other non-current assets		60,140	(68,167)	32,149	(69,290)
Trade accounts payable		11,354	42,573	8,435	5,973
Amounts due to related parties		(5,619)	(17,163)	(9,791)	(16,039)
Advance receipts from customers		198,009	241,880	188,518	177,157
Accrued concession fee		7,785	30,199	(1,002)	(679)
Accrued expenses		(38,796)	(8,721)	(36,128)	(46,361)
Other current liabilities		(52,244)	(33,211)	(47,383)	(12,658)
Other non-current liabilities		99,656	(172,363)	(811)	(42,591)
Interest received		78,150	8,463	75,169	5,809
Interest paid		(264,199)	(471,372)	(215,962)	(400,694)
Income taxes paid		(1,363,488)	(141,745)	(1,331,792)	(44,482)
Net cash provided by (used in) operating activities		**(8,639)**	**819,696**	**(639,449)**	**276,841**

The accompanying notes are an integral part of these financial statements.

THAICOM
THAICOM PUBLIC COMPANY LIMITED

Thaicom Public Company Limited and its subsidiaries
(former name: Shin Satellite Public Company Limited)
Statements of cash flows
For the six-month periods ended 30 June 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in thousand Baht)			
Cash flows from investing activities					
Short-term loans and advances to subsidiaries and associated		-	19	40,764	(15,531)
Payments for investment in subsidiaries		-	(1,564)	-	
Payments for property and equipment		(229,366)	(687,785)	(72,235)	(137,325)
Payments for deferred charges		(235)	(19,194)	-	-
Payments for intangible assets		(26,796)	(26,350)	(24,256)	(24,946)
Dividends received from associate and subsidiary		50,020	35,015	-	138,072
Proceeds from sales of property and equipment		982	-	982	-
Net cash used in investing activities		**(205,395)**	**(699,859)**	**(54,745)**	**(39,730)**
Cash flows from financing activities					
Proceeds from issue of shares		23,349	-	23,349	-
Proceeds from share subscription in advance		-	5,950	-	5,950
Payments of short-term borrowings		(59,496)	(210,198)	-	-
Proceeds from short-term borrowings		130,261	280,945	-	-
Proceeds from long-term borrowings, net of financial expenses		70,796	6,581	2,389	6,581
Repayment of long-term borrowings		(634,851)	(126,951)	(313,293)	(669)
Net cash provided by (used in) financing activities		**(469,941)**	**(43,673)**	**(287,555)**	**11,862**
Net increase (decrease) in cash and cash equivalents		**(683,975)**	**76,164**	**(981,749)**	**248,973**
Cash and cash equivalents at beginning of period		2,428,509	362,692	2,087,157	108,971
Effects of exchange rate changes on balances held in foreign currencies		(14,520)	52	(14,520)	52
Cash and cash equivalents at end of period		**1,730,014**	**438,908**	**1,090,888**	**357,996**
Non-cash transactions					
Acquisition of property and equipment by issue of debt		534,646	7,671	15,355	13,198

The accompanying notes are an integral part of these financial statements.

THAICOM
THAICOM PUBLIC COMPANY LIMITED

Thaicom Public Company Limited and its Subsidiaries
(former name: Shin Satellite Public Company Limited)
Notes to the interim financial statements
For the three-month and six-month periods ended 30 June 2008 (Unaudited)

Note	Contents

These notes form an integral part of the financial statements.

The interim financial statements were authorised for issue by the directors on 13 August 2008.

1 General information

Shin Satellite Public Company Limited, the "Company", is incorporated in Thailand and has its registered office at 414 Phaholyotin Road, Samsen Nai, Phayathai, Bangkok 10400.

At the Annual General Meeting of the Company shareholders, held on 9 April 2008, a resolution was passed approving the name change of the Company to "Thaicom Public Company Limited", which was registered with the Ministry of Commerce on 10 April 2008.

The Company was listed on the Stock Exchange of Thailand in January 1994.

The Company's major shareholder was Shin Corporation Public Company Limited (41.14% shareholding) which is incorporated in Thailand.

The Company, its subsidiaries, associate, and jointly controlled entities (Collectively referred to as "the Group") are primarily involved in transponder services for domestic and international communications, sale of user terminal of iPSTAR, broadband content services, sale of direct television equipment, Internet data center services, Internet services, satellite uplink-downlink services, printing and publishing of business telephone directories, banner advertising, telephone network services, mobile contents, and engineering and development services on communication technology and electronics, which are mainly operated under concession agreements.

The Group has operations in 9 countries; Thailand, Singapore, Cambodia, Lao PDR, Australia, New Zealand, the United States of America, Mauritius and the British Virgin Islands.

The Company obtained concessions from the Ministry of Transport and Communications for a period of 30 years to operate and administer satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a 30-year period, service charges from users of the transponders. These concession agreements have been transferred to the Ministry of Information Communication and Technology and will expire in 2021.

Details of the Company's subsidiaries and jointly controlled entities as at 30 June 2008 and 31 December 2007 are as follows:

Name of the entity	Type of business	Country of incorporation	Ownership interest 30 June 2008 (%)	Ownership interest 31 December 2007 (%)
Direct subsidiaries				
DTV Service Company Limited (former name : Shin Broadband Internet (Thailand) Company Limited)	Providing meeting center via internet and broadband content services and sale of direct television equipment	Thailand	100	100
iPSTAR Company Limited	Providing iPSTAR transponder services	The British Virgin Islands	99.24	99.24
Star Nucleus Company Limited	Providing broadband technological services via iPSTAR satellite	The British Virgin Islands	70	70
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	70	70
IPSTAR International Pte Limited	Providing iPSTAR transponder services	Singapore	100	100
IPSTAR Global Services Company Limited	Providing iPSTAR transponder service	Mauritius	100	100
Cambodian DTV Network Limited	Sales of direct television equipment	Cambodia	100	-

Name of the entity	Type of business	Country of incorporation	Ownership interest 30 June 2008 (%)	Ownership interest 31 December 2007 (%)
Indirect subsidiaries				
Subsidiary of DTV Service Company Limited				
NTU (Thailand) Company Limited	Provide organizing services related to conduct training, educational seminar and spread the various kind of knowledge.	Thailand	71.85	71.85
Subsidiaries of iPSTAR Company Limited				
IPSTAR Australia Pty Limited	Sale of user terminal of iPSTAR and providing iPSTAR transponder services in Australia.	Australia	100	100
IPSTAR New Zealand Company Limited	Sale of user terminal of iPSTATR and providing iPSTAR transponder services in New Zealand	New Zealand	100	100
Jointly-controlled entities				
Shenington Investments Pte Limited	Holding company for investment in international telecommunications	Singapore	51	51
Subsidiaries of Shenington Investments Pte Limited				
Cambodia Shinawatra Company Limited	Providing fixed line, mobile phone and Internet services	Cambodia	51	51
Joint controlled of Shenington Investments Pte Limited				
Lao Telecommunications Company Limited	Providing fixed line, mobile phone, public phone, public international facilities and Internet services	Lao PDR	24.99	24.99

THAICOM
THAICOM PUBLIC COMPANY LIMITED

2 Basis of preparation of the financial statements

The interim financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standard No. 41 (revised 2007) *Interim Financial Reporting* including related interpretations and guidelines promulgated by the Federation of Accounting Professions, applicable rules and regulations of the Securities and Exchange Commission and with generally accepted accounting principles in Thailand.

The interim financial statements are prepared to provide an update on the financial statement for the year ended 31 December 2007. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2007.

The interim financial statements are presented in Thai Baht, rounded to the nearest thousand unless otherwise stated.

In 2008, the Group adopted the following new and revised Thai Accounting Standards (TAS) which are relevant to its operations:

TAS 25 (revised 2007)	Cash Flow Statements
TAS 29 (revised 2007)	Leases
TAS 31 (revised 2007)	Inventories
TAS 33 (revised 2007)	Borrowing Costs
TAS 35 (revised 2007)	Presentation of Financial Statements
TAS 39 (revised 2007)	Accounting Policies, Changes in Accounting Estimates and Errors
TAS 41 (revised 2007)	Interim Financial Reporting
TAS 43 (revised 2007)	Business Combinations
TAS 49 (revised 2007)	Construction Contracts
TAS 51	Intangible Assets

The adoption of these new and revised TAS does not have any material impact on the consolidated or separated financial statements.

Accounting policies and methods of computation applied in the interim financial statements for the three-month and six-month periods ended 30 June 2008 are consistent with those applied in the financial statements for the year ended 31 December 2007 except for the change in accounting policy in respect of goodwill arising from business combinations.

THAICOM
THAICOM PUBLIC COMPANY LIMITED

Changes in accounting policy

Until 31 December 2007, the Group accounted for goodwill and negative goodwill arising from a business combination at cost less accumulated amortisation and impairment losses. Amortisation was charged to the statement of income over the estimated useful life of the goodwill or negative goodwill.

During 2007, the Federation of Accounting Professions issued Thai Accounting Standard (TAS) 43 (revised 2007) "Business Combinations" which is effective for annual accounting period beginning on or after 1 January 2008. TAS 43 (revised 2007) requires that the acquirer shall, at the acquisition date, recognize goodwill acquired in a business combination as an asset at cost. After initial recognition, goodwill shall be measured at cost less any accumulated impairment losses.

TAS 43 (revised 2007) also requires that any excess of the acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost, commonly referred to as "negative goodwill", shall be recognised immediately in profit or loss.

The Group has, accordingly, changed its accounting policy for goodwill and negative goodwill prospectively from 1 January 2008.

3 Related party transactions and balances

Related parties are those parties linked to the Group and the Company as shareholders or by common shareholders or directors. Transactions with related parties are conducted at prices based on market prices or, where no market price exists, at contractually agreed prices.

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 41.14% (*31 December 2007: 41.28%*) of the Company's shares. Transactions with Shin Group, Cedar Group, Aspen Group, and Temasek Group are recognised as related party transactions.

Sales and service transactions with related parties were conducted under normal commercial terms and conditions, which were the same as for other customers. Consulting and management services were charged at an agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

Significant transactions for the three-month periods ended 30 June 2008 and 2007 with related parties were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in thousand Baht)			
Sales and services income				
Subsidiaries	-	-	291,735	251,937
Associate	1,932	3,511	1,919	3,284
Joint controlled	14,941	2,508	21,825	5,962
Related parties under common control	14,092	16,380	12,592	13,476
Other income				
Subsidiaries	-	-	3,318	14,686
Associates	-	2	-	2
Joint controlled	865	91	1,351	179
Total	**31,830**	**22,492**	**332,740**	**289,526**
Purchases of goods and services				
Subsidiaries	-	-	-	13,797
Associate	5,681	5,408	4,838	3,929
Joint controlled	73	-	148	-
Related parties under common control	14	1,091	31	1,091
Other related party	3,766	4,787	3,766	4,787
Selling and administrative expenses				
Parent company	-	1,255	-	-
Subsidiaries	-	-	892	249
Associate	659	492	609	459
Joint controlled	1,719	-	3,508	-
Related parties under common control	4,818	4,143	4,598	4,098
Directors' remuneration				
Directors	1,499	1,809	1,368	1,650
Interest expense				
Other related party	77	-	77	-
Total	**18,306**	**18,985**	**19,835**	**30,060**

Significant transactions for the six-month periods ended 30 June 2008 and 2007 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Sales and services income				
Subsidiaries	-	-	530,249	429,801
Associate	2,375	7,213	2,347	6,726
Joint controlled	27,376	6,777	40,440	14,331
Related parties under common control	28,451	40,166	25,188	34,581
Other income				
Subsidiaries	-	-	6,553	30,033
Associate	-	2	-	2
Joint controlled	1,145	91	1,923	179
Total	**59,347**	**54,249**	**606,700**	**515,653**
Purchases of goods and services				
Subsidiaries	-	-	6,960	20,717
Associate	11,621	10,350	9,937	8,218
Joint controlled	78	-	159	-
Related parties under common control	843	2,005	794	2,005
Other related party	7,625	10,764	7,625	10,764
Selling and administrative expenses				
Parent company	-	1,368	-	-
Subsidiaries	-	-	1,025	249
Associate	3,416	1,226	3,334	1,159
Joint controlled	1,719	-	3,508	-
Related parties under common control	9,256	5,721	6,959	5,663
Directors' remuneration				
Directors	3,532	3,769	3,273	3,448
Interest expense				
Other related party	125	-	125	-
Total	**38,215**	**35,203**	**43,699**	**52,223**

Balances as at 30 June 2008 and 31 December 2007 with related parties were as follows:

	Consolidated financial statements		**Separate financial statements**	
	30 June 2008	31 December 2007	30 June 2008	31 December 2007
		(in thousand Baht)		
Trade accounts receivable and accrued income – related parties				
Trade accounts receivable from related parties				
Subsidiaries	-	-	300,403	110,041
Associate	275	430	246	397
Joint controlled	29,320	20,725	50,460	36,422
Related parties under common control	2,703	4,328	-	-
Total	**32,298**	**25,483**	**351,109**	**146,860**
Accrued income from related parties				
Subsidiaries	-	-	11,891	64,915
Associate	-	10,346	-	10,346
Joint controlled	1,034	11,175	287	18,494
Related parties under common control	-	2,395	-	-
Total accrued income from related parties	**1,034**	**23,916**	**12,178**	**93,755**
Total	**33,332**	**49,399**	**363,287**	**240,615**
Amounts due from related parties				
Subsidiaries	-	-	24,164	44,648
Associate	245,210	-	113	-
Joint controlled	15,143	16,550	30,697	33,549
Related parties under common control	-	22	-	-
Other related party	-	3	-	3
Total	**260,353**	**16,575**	**54,974**	**78,200**

	Consolidated financial statements		Separate financial statements	
	30 June 2008	31 December 2007	30 June 2008	31 December 2007
	(in thousand Baht)			
Other current assets - related parties				
Subsidiaries	-	-	3,221	4,079
Related parties under common control	281	281	281	281
Total	**281**	**281**	**3,502**	**4,360**
Trade accounts payable - related parties				
Subsidiaries	-	-	17,294	30,379
Associate	28,293	26,896	24,207	22,821
Joint controlled	249	249	332	332
Related parties under common control	4,064	649	948	551
Total	**32,606**	**27,794**	**42,781**	**54,083**
Amounts due to related parties				
Subsidiaries	-	-	3,529	2,434
Associate	-	2,029	-	1,957
Joint controlled	1,860	6,223	3,795	12,699
Related parties under common control	545	2,546	498	536
Other related party	5,716	2,942	4,039	2,942
Total	**8,121**	**13,740**	**11,861**	**20,568**
Advance receipts from customers - related parties				
Related parties under common control	56,129	59,825	56,129	57,569
Total	**56,129**	**59,825**	**56,129**	**57,569**
Accrued expenses - related parties				
Related parties under common control	1,070	2,157	516	1,080
Total	**1,070**	**2,157**	**516**	**1,080**
Other non current liabilities - related parties				
Joint controlled	40	40	54	54
Related parties under common control	-	27,345	-	27,345
Total	**40**	**27,385**	**54**	**27,399**

	Consolidated financial statements		Separate financial statements	
	30 June 2008	31 December 2007	30 June 2008	31 December 2007
	(in thousand Baht)			
Short-term loans and advances				
Subsidiaries	-	-	162,026	200,255
Total	**-**	**-**	**162,026**	**200,255**

As at 30 June 2008, the short-term loan to a subsidiary bears interest at the rate of 6.52-6.58% per annum (*31 December 2007: 6.52-6.58% per annum*) and is repayable within three months.

Movements of short-term loans and advance to a subsidiary and an associate during the six-month period ended 30 June 2008 and 2007 were as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
At 1 January	-	**19**	**200,255**	**19**
Increase	-	-	-	15,550
Decrease	-	(19)	(40,764)	(19)
Unrealised gain(loss) on exchange rate	-	-	2,535	(19)
At 30 June	**-**	**-**	**162,026**	**15,531**

Warrants of Shin Corporation Public Company Limited granted to directors who are management of the Company

Shin Corporation Public Company Limited, the parent company, issued warrants which are in registered form, are non-transferable and have no offering price, to directors who are management of the Company. The term of the warrant is not exceeding five years. As at 30 June 2008, the details were as follow:

	Issued date	Issued *(units)*	Exercise ratio *(unit : share)*	Exercise price *(Baht/share)*	Exercise period First	Last
ESOP - Grant I	27 March 2002	18,336,300	1 : 1.06942	16.645	Expired on 26 March 2007	
ESOP - Grant II	30 May 2003	12,222,100	1 : 1.11410	12.269	Expired on 30 May 2008	
ESOP - Grant III	31 May 2004	8,823,100	1 : 1.11410	32.681	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	8,329,800	1 : 1.09950	37.981	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	7,823,000	1 : 1.06582	35.353	31 July 2007	30 July 2011

Directors' remuneration

Directors' remuneration represents monthly compensation, annual remuneration, and meeting fees as approved by the shareholders of the Company at their Annual General Meetings.

Commitments with related parties

As at 30 June 2008, the Company provided guarantees relating to the borrowings of DTV Service Company Limited, a subsidiary, amounting to Baht 597 million (*31 December 2007: Baht 807 million*). In addition, the Company issued letters of comfort to the banks of the subsidiary. Under the terms of the letters of comfort, the Company must hold its interests in its subsidiary at the ratio as specified in the letters until the subsidiary repays all loans to the banks. The Company also confirms to the banks that the Company will provide necessary financial support to the subsidiary to ensure that the subsidiary will be able to meet its repayment obligations under its related loan agreements.

4 Trade accounts receivable and accrued income

	Note	Consolidated financial statements 30 June 2008	Consolidated financial statements 31 December 2007	Separate financial statements 30 June 2008	Separate financial statements 31 December 2007
		(in thousand Baht)			
Trade accounts receivable					
Related parties	*3*	32,298	25,483	351,109	146,860
Other parties		1,364,308	1,250,474	807,165	748,361
Total		**1,396,606**	**1,275,957**	**1,158,274**	**895,221**
Accrued income					
Related parties	*3*	1,034	23,916	12,178	93,755
Other parties		27,353	40,835	34,622	47,939
Total		**28,387**	**64,751**	**46,800**	**141,694**
Total trade accounts receivable and accrued income		**1,424,993**	**1,340,708**	**1,205,074**	**1,036,915**
Less allowance for doubtful accounts		(425,470)	(409,301)	(252,691)	(254,387)
Net		**999,523**	**931,407**	**952,383**	**782,528**

	2008	2007	2008	2007
	(in thousand Baht)			
Bad and doubtful debts expenses for the six-month periods ended 30 June	**17,865**	-	-	**756**

Aging analyses for trade accounts receivable were as follows:

	Consolidated financial statements		Separate financial statements	
	30 June 2008	31 December 2007	30 June 2008	31 December 2007
	(in thousand Baht)			
Within credit terms	476,521	235,800	396,416	137,932
Overdue:				
Less than 3 months	177,783	304,261	176,701	180,488
3-6 months	106,174	149,597	113,823	98,883
6-12 months	119,540	104,374	102,950	105,714
over 12 months	516,588	481,925	368,384	372,204
Total	**1,396,606**	**1,275,957**	**1,158,274**	**895,221**
Less allowance for doubtful accounts	(425,470)	(409,301)	(252,691)	(254,387)
Net	**971,136**	**866,656**	**905,583**	**640,834**

The normal credit term granted by the Group/Company ranges from 30 days to 60 days.

5 Investments in subsidiaries, jointly-controlled entities and associate

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
At 1 January	**676,232**	**686,050**	**882,059**	**1,014,300**
Acquisitions	-	-	1,085	-
Share of net profits of investments - equity method	47,182	47,194	-	-
Capital reduction	(187,575)	-	-	-
Dividend income	(107,543)	(35,015)	-	-
At 30 June	**428,296**	**698,229**	**883,144**	**1,014,300**

Investments in subsidiaries, jointly-controlled entities and associate as at 30 June 2008 and 31 December 2007, and dividend income from those investments for the six-month periods ended 30 June 2008 and 2007 were as follows:

	Consolidated financial statements													
	Ownership interest (%)		Paid-up capital		Cost method		Equity method		Impairment		At equity - net		Dividend income for six months ended	
	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	30 June 2007
								(in million Baht)						
Associate														
CS Loxinfo Public Company Limited	43.48	43.48	156.72	626.90	1,481.52	1,669.10	428.30	676.23	-	-	428.30	676.23	107.54	35.02
Total			**156.72**	**626.90**	**1,481.52**	**1,669.10**	**428.30**	**676.23**	**-**	**-**	**428.30**	**676.23**	**107.54**	**35.02**

THAICOM
THAICOM PUBLIC COMPANY LIMITED

	Separate financial statements											
	Ownership Interest (%)		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income for six months ended	
	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	30 June 2007
					(in million Baht)							
Subsidiaries												
DTV Service Company Limited (former name : Shin Broadband Internet (Thailand) Company Limited)	100.00	100.00	947.29 Million Baht	947.29 Million Baht	947.29	947.29	(400.00)	(400.00)	547.29	547.29	-	-
Spacecode LLC	70.00	70.00	4.29 Million US$	4.29 Million US$	118.65	118.65	-	-	118.65	118.65	-	-
iPSTAR Company Limited	99.24	99.24	2.00 Million US$	2.00 Million US$	78.48	78.48	-	-	78.48	78.48	-	-
Star Nucleus Company Limited	70.00	70.00	-	-	-	-	-	-	-	-	-	-
IPSTAR International Pte Limited	100.00	100.00	0.02 Million SGD	-	0.39	-	-	-	0.39	-	-	-
IPSTAR Global Services Company Limited	100.00	100.00	0.02 Million US$	-	0.66	-	-	-	0.66	-	-	-
Cambodian DTV Network Limited	100.00	100.00	0.10 Million US$	-	0.03	-	-	-	0.03	-	-	-
Jointly-controlled entities												
Shenington Investments Pte Limited	51.00	51.00	14.66 Million SGD	14.66 Million SGD	137.64	137.64	-	-	137.64	137.64	-	138.07
Total					1,283.14	1,282.06	(400.00)	(400.00)	883.14	882.06	-	138.07

THAICOM
THAICOM PUBLIC COMPANY LIMITED

Significant movements in investments in subsidiaries jointly controlled entities and associates for the six-month period ended 30 June 2008 were as follows:

Subsidiaries

a) Cambodian DTV Network Limited

On 14 November 2007, at the board of directors' meeting of the Company, the board of directors passed a resolution to approve the incorporation of Cambodian DTV Network Limited ("CDN") in Cambodia which is to carry out sales of television equipment. On 30 January 2008, CDN registered with the Ministry of Commerce of Cambodia with registered capital of Cambodian Riel 4 million (1,000 US Dollar).

On 28 May 2008, CDN registered additional capital of Cambodian Riel 400 million (100,000 US Dollar), divided into 1,000 shares of Cambodian Riel 400,000 each (100 US Dollar).

b) Shin Broadband Internet (Thailand) Company Limited changed its name to "DTV Service Company Limited"

Shin Broadband Internet (Thailand) Company Limited changed its name to "DTV Service Company Limited", which was registered with the Ministry of Commerce on 23 April 2008.

Associates

c) Acquisition of ordinary shares in Shineedotcom Company Limited

On 31 January 2008, AD Venture Company Limited ("ADV") acquired 2.4 million ordinary shares in Shineedotcom Company Limited ("Shinee") at Baht 6.29 per share, equivalent to 30% of the paid-up share capital of Shinee, at a total price of Baht 15.1 million. As a result of this acquisition, ADV increased its interest in Shinee from 70% to 100%.

d) Reduction in par value per share and dividend payment of CS Loxinfo Public Company Limited

At the annual general meeting of the shareholders of CS Loxinfo Public Company Limited ("CSL"), held on 9 April 2008, the shareholders passed a resolution to approve the decrease of capital by reducing the par value of the company's shares from Baht 1 per share to Baht 0.25 per share, paid-up capital from Baht 629,387,302 to Baht 157,346,825.50 and registered capital from Baht 660,849,474 to Baht 165,212,368.50. The capital reduction was registered with the Ministry of Commerce on 30 June 2008. The amount to be returned to shareholders of Baht 433,265,476.50, excluding the amount payable on treasury shares, would be paid on 10 July 2008.

At the annual general meeting of the shareholders of CSL held on 9 April 2008, the shareholders approved the appropriation of dividends of Baht 0.20 per share, amounting to Baht 115.04 million. CSL paid dividend to shareholders on 2 May 2008.

At the Board of Directors of CSL meeting, a resolution was passed to approve the interim dividend payment for the first five-months of 2008 (January – May 2008) of Baht 0.23 per share totalling Baht 132.86 million. The interim dividend was paid on 10 July 2008.

THAICOM
THAICOM PUBLIC COMPANY LIMITED

e) Loxley Information Services Company Limited

At the extraordinary shareholders' meetings No. 1/2008 and No. 2/2008, on 6 May 2008 and 21 May 2008 respectively, of Loxley Information Services Company Limited, a subsidiary of CS Loxinfo Public Company Limited, passed a resolution to approve the liquidation of Loxley Information Service Company Limited. It was registered with the Ministry of Commerce on 29 May 2008. Currently, Loxley Information Services Company Limited is in the process of liquidation.

At the extraordinary shareholders' meeting No. 3/2008, held on 26 June 2008, of Loxley Information Services Company Limited, the shareholders passed a resolution to approve the partial capital return to its shareholders of Baht 10 per share, totaling Baht 260 million, and paid this to shareholders on 27 June 2008.

Jointly-controlled entities

f) Dividend payment of Lao Telecommunications Company Limited ("LTC")

At the Annual General Meeting of the shareholders of LTC held on 19 February 2008, the shareholders approved the appropriation of dividend from 2007 operation of USD 12 million.

Commitments

According to the joint venture agreement between the Group and the Government of the Lao PDR, the Group must transfer all of its shares in LTC to the Government of the Lao PDR, without any charges or compensation, on the expiration date of the joint venture agreement in 2021.

Capital expenditure commitments

As at 30 June 2008, Shenington Group has capital expenditure commitments, proportion of share held by Shenington Group, of USD 18.8 million (approximately Baht 632 million).

6 Long-term loan to another company

The long-term loan to another company is unsecured and bears fixed interest rate; however the accumulated interest amount charged on this loan cannot exceed the amount specified in the agreement. The Company has already stopped charging the interest and the recognition of interest income because the accumulated interest charge reached the maximum interest charge as specified in the agreement. The loan will be settled by offsetting royalty fees payable to the other company until the principal and interest of the loan is fully repaid.

7 Capital expenditure and commitments

	Consolidated financial statements			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
		(in thousand Baht)		
Transactions during the six-month period ended 30 June 2008				
Opening net book value	4,504,868	18,776,989	51,068	1,302,194
Additions	766,347	-	235	28,406
Disposal, net	(22)	-	-	-
Write-offs, net	(10,930)	-	-	-
Transfers, net	(1,229)	4,524	(32,373)	-
Depreciation / amortisation charges	(333,033)	(851,488)	(1,657)	(51,735)
Foreign currency translation adjustments	82,813	-	(129)	(4,951)
Closing net book value	**5,008,814**	**17,930,025**	**17,144**	**1,273,914**
As at 30 June 2008				
Cost	8,227,458	26,566,514	565,941	1,554,139
Less accumulated depreciation / amortization	(3,190,053)	(8,636,489)	(548,797)	(280,225)
Less impairment loss	(28,591)	-	-	-
Net book value	**5,008,814**	**17,930,025**	**17,144**	**1,273,914**

As at 30 June 2008, the accumulated impairment loss of Baht 28.6 million *(31 December 2007 : Baht 28.6 million)* comprised an impairment loss for analogue mobile telephone network of a jointly controlled entity which ceased its operation in 2005 amounting to Baht 16.2 million and an impairment loss for rural telephone network of another jointly controlled entity amounting to Baht 12.4 million.

Property and equipment includes property and equipment under concession agreements of a jointly controlled entity, Cambodia Shinawatra Company Limited ("CAM"), of approximately Baht 1,476 million *(31 December 2007: Baht 1,611 million)*. According to the concession agreement, CAM must transfer its ownership of the property and equipment to the government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

THAICOM
THAICOM PUBLIC COMPANY LIMITED

	Separate financial statements			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
	(in thousand Baht)			
Transactions during the six-month period ended 30 June 2008				
Opening net book value	1,595,752	18,776,990	16,620	1,160,299
Additions	76,309	-	-	25,867
Disposal, net	(22)	-	-	-
Write-offs, net	(5,242)	-	-	-
Transfers, net	(7,122)	4,523	-	-
Depreciation / amortisation charges	(172,726)	(851,488)	(1,080)	(49,999)
Closing net book value	**1,486,949**	**17,930,025**	**15,540**	**1,136,167**
As at 30 June 2008				
Cost	3,477,319	26,566,514	22,161	1,394,416
Less accumulated depreciation / amortisation	(1,990,370)	(8,636,489)	(6,621)	(258,249)
Net book value	**1,486,949**	**17,930,025**	**15,540**	**1,136,167**

Capital expenditure commitments

Capital expenditure contracted but not provided for at the balance sheet date was as follows:

		Consolidated financial statements		Separate financial statements	
	Currency	30 June 2008	31 December 2007	30 June 2008	31 December 2007
		(in thousand)			
IPSTAR Project	USD	844	844	844	844
	AUD	2	2	-	-
Telephone network	USD	18,785	35,818	-	-
Total	USD	19,629	36,662	844	844
	AUD	2	2	-	-
Total equivalent to Thai Baht		**660,758**	**1,242,286**	**28,420**	**28,611**

THAICOM
THAICOM PUBLIC COMPANY LIMITED

8 Borrowings

	Consolidated financial statements		Separate financial statements	
	30 June 2008	31 December 2007	30 June 2008	31 December 2007
	(in thousand Baht)			
Short-term borrowings				
Loans from financial institutions	384,329	285,252	-	-
Trust Receipts	30,218	59,581	-	-
Total short-term borrowings	414,547	344,833	-	-
Current portion of long-term borrowings				
Loans from financial institutions	1,310,951	1,095,322	809,432	541,139
Loans from others	24,613	43,899	2,059	1,850
Total current portion of long-term borrowings	1,335,564	1,139,221	811,491	542,989
Long-term borrowings				
Loans from financial institutions	7,476,457	8,235,665	7,108,775	7,704,837
Loans from others	106,733	124,908	6,930	6,229
Total long-term borrowings	7,583,190	8,360,573	7,115,705	7,711,066
Total borrowings	**9,333,301**	**9,844,627**	**7,927,196**	**8,254,055**

The movements in the borrowings can be analysed as follows:

For the six-month period Ended 30 June 2008	**Consolidated financial statements**	**Separate financial statements**
	(in thousand Baht)	
Opening net book value	9,844,627	8,254,055
Proceeds from short-term borrowings	130,261	-
Proceeds from long-term borrowings, net of financial expenses	70,796	2,389
Repayments of short-term borrowings	(59,496)	-
Repayments of long-term borrowings	(634,851)	(313,293)
Amortisation of finance costs	54,429	54,429
Unrealised gain on exchange rate	(83,317)	(83,317)
Realised gain on exchange rate	12,933	12,933
Foreign currency translation adjustments	(2,081)	-
Closing net book value	**9,333,301**	**7,927,196**

Credit facilities

As at 30 June 2008, available credit facilities for loans from local and oversea banks were Baht 1,194 million and USD 6.5 million (*31 December 2007: Baht 1,199 million and USD 6.5 million*).

The negotiation on the rescheduling of loan repayments on long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects

The terms and conditions of the restructuring of the IPSTAR and Thaicom 5 facilities were agreed between the borrower and the lenders under agreements dated 28 March 2008. The repayment terms for the principal were extended from monthly repayments on the 15th of each month to semi annual repayment and interest payment was extended from monthly repayments on the 15th of each month to quarterly repayment. The first repayment of principal and interest is due on May 2008. The final repayment for iPSTAR satellite and Thaicom 5 projects is as follow:

	Principal (USD million) As at 30 June 2008	Principal repayment terms	Final principal repayment due
iPSTAR satellite project			
- US Ex-IM Bank Facility Agreement	107.54	Semi-annual	November 2013
- COFACE Facility Agreement	47.68	Semi-annual	November 2013
- Commercial Loan Facility Agreement	35.01	Semi-annual	May 2010
Thaicom 5 satellite project			
- COFACE Facility Agreement	61.32	Semi-annual	May 2015
Total	251.55		

The loans under each loan credit agreement bear interest at various rates ranging from 2.72% to 6.43% per annum. These rates are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and fixed rates.

9 Share capital and warrants

	Par value per share (Baht)	2008 Number	2008 Amount	2007 Number	2007 Amount
		(thousand shares / thousand Baht)			
Issued and paid up					
At 1 January					
ordinary shares	5	1,092,219	5,461,094	1,091,069	5,455,346
Issue of new shares	5	3,719	18,594	-	-
At 30 June					
ordinary shares	5	**1,095,938**	**5,479,688**	**1,091,069**	**5,455,346**

THAICOM
THAICOM PUBLIC COMPANY LIMITED

Warrants

As at 30 June 2008, the Company had five ESOP schemes for the directors and employees of the Company and its subsidiaries. The warrants are in registered form and are non-transferable. The terms of the warrants do not exceed five years and there is no offering price. The exercise price and period are detailed below:

	Issued date	Issued *(million units)*	Exercise ratio *(unit : share)*	Exercise price *(Baht/share)*	Exercise period First	Exercise period Last
ESOP – Grant I	27 March 2002	8.00	1 : 2.04490	13.081	Expired on 26 March 2007	
ESOP – Grant II	30 May 2003	4.40	1 : 2.04490	6.279	Expired on 30 May 2008	
ESOP – Grant III	31 May 2004	5.89	1 : 1.02245	13.913	31 May 2005	31 May 2009
ESOP – Grant IV	31 May 2005	7.56	1 : 1.02245	16.441	31 May 2006	31 May 2010
ESOP - Grant V	31 May 2006	10.03	1 : 1.00000	11.870	31 May 2007	31 May 2011

Movements in the number of warrants outstanding for the six-month period ended 30 June 2008 were as follows:

	Opening balance	Issue during the period	Exercise during the period	Expired during the period	Closing balance
			(in thousand unit)		
ESOP - Grant II					
Directors	637	-	-	(637)	-
Employees	1,282	-	(699)	(583)	-
Total	**1,919**	-	**(699)**	**(1,220)**	-
ESOP - Grant III					
Directors	1,754	-	-	-	1,754
Employees	4,140	-	-	-	4,140
Total	**5,894**	-	-	-	**5,894**
ESOP - Grant IV					
Directors	1,430	-	-	-	1,430
Employees	6,132	-	-	-	6,132
Total	**7,562**	-	-	-	**7,562**
ESOP - Grant V					
Directors	2,000	-	-	-	2,000
Employees	8,033	-	-	-	8,033
Total	**10,033**	-	-	-	**10,033**
Grand Total	**25,408**	-	**(699)**	**(1,220)**	**23,489**

10 Segment information

Segment information is presented in respect of the Group's business and geographic segments based on the Group's management and internal reporting structure.

Business segments

The Group comprises the following main business segments:

Segment 1	Services relating to the satellite business and the transponder services segment
Segment 2	Sales and services relating to the Internet and media business
Segment 3	Sales and services relating to the telephone network business in Cambodia and the Lao People's Democratic Republic.
Segment 4	Printing and publishing of business telephone directories

Geographic segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographic location of customers.

The areas of operation in Thailand are principally satellite business services, internet and media services and printing and publishing of business telephone directories services. Cambodia and Lao PDRs' main activities are sales and services relating to telephone network business and satellite business services. Australia main activities are sales and services relating to satellite business.

The following are the main geographical locations:

Segment 1	Thailand
Segment 2	Cambodia
Segment 3	Lao PDR
Segment 4	Australia
Segment 5	Others

Revenue and results, based on business segments, in the consolidated financial statements for the three-month and six-month periods ended 30 June 2008 and 2007 were as follows:

	Three-month periods ended 30 June		Six-month periods ended 30 June	
	2008	2007	2008	2007
	(in thousand Baht)			
Segment revenue				
Satellite business services	1,066,497	1,084,012	2,436,219	2,161,089
Internet services	153,480	42,611	237,400	81,129
Telephone network	455,438	694,455	878,434	1,339,405
Share of profit from associated company	20,491	24,413	47,182	47,194
Eliminations	(23,834)	(27,281)	(43,165)	(170,164)
Total	**1,672,072**	**1,818,210**	**3,556,070**	**3,458,653**

	Three-month periods ended 30 June		Six-month periods ended 30 June	
	2008	2007	2008	2007
	(in thousand Baht)			
Segment results				
Satellite business services	(64,042)	(247,896)	(262,553)	(554,944)
Internet services	35,197	4,669	62,634	40,935
Telephone network	195,593	228,806	359,816	412,561
Other segments	(8,765)	(1,415)	(27,711)	(3,236)
Eliminations	(28,790)	699	(30,351)	15,248
Total	**129,193**	**(15,137)**	**101,835**	**(89,436)**

Revenue and results, based on geographical segments, in the consolidated financial statements for the three-month and six-month periods ended 30 June 2008 and 2007 were as follows:

	Three-month periods ended 30 June		Six-month periods ended 30 June	
	2008	2007	2008	2007
	(in thousand Baht)			
Segment revenue				
Thailand	745,693	566,812	1,488,185	1,158,099
Cambodia	370,735	425,866	663,495	802,928
Lao PDR	164,562	316,193	356,495	633,735
Australia	162,285	261,412	597,704	421,383
Others	228,797	247,927	450,191	442,508
Total	**1,672,072**	**1,818,210**	**3,556,070**	**3,458,653**
Segment results				
Thailand	(300,113)	(271,125)	(518,024)	(540,423)
Cambodia	181,264	56,142	285,140	181,684
Lao PDR	41,063	160,360	99,649	239,713
Australia	110,285	44,132	190,626	56,283
Others	96,694	(4,646)	44,444	(26,693)
Total	**129,193**	**(15,137)**	**101,835**	**(89,436)**

11 Earnings (loss) per share

Basic earnings (loss) per share

The calculation of basic earnings (loss) per share for the three-month and six-month periods ended 30 June 2008 and 2007 was based on the profit (loss) for the period attributable to equity holders of the Company and the weighted average number of ordinary shares outstanding during the period as follows:

	Consolidated financial statements		**Separate financial statements**	
Three-month period ended 30 June	2008	2007	2008	2007
	(in thousand Baht/thousand shares)			
Loss for the period	(281,902)	(83,114)	(517,424)	(141,258)
Net loss attributable to equity holders of the Company (basic)	**(281,902)**	**(83,114)**	**(517,424)**	**(141,258)**
Number of ordinary shares outstanding at 1 April	1,092,453	1,091,069	1,092,453	1,091,069
Effect of shares issued during the period	2,333	-	2,333	-
Weighted average number of ordinary shares outstanding (basic)	**1,094,786**	**1,091,069**	**1,094,786**	**1,091,069**
Loss per share (basic) (in Baht)	**(0.26)**	**(0.08)**	**(0.47)**	**(0.13)**

	Consolidated financial statements		**Separate financial statements**	
Six-month period ended 30 June	2008	2007	2008	2007
	(in thousand Baht/thousand shares)			
Profit (loss) for the period	(1,137)	51,769	(422,053)	(182,006)
Profit (loss) attributable to equity holders of the Company (basic)	**(1,137)**	**51,769**	**(422,053)**	**(182,006)**
Number of ordinary shares outstanding at 1 January	1,092,219	1,091,069	1,092,219	1,091,069
Effect of shares issued during the period	1,319	-	1,319	-
Weighted average number of ordinary shares (basic)	**1,093,538**	**1,091,069**	**1,093,538**	**1,091,069**
Earnings (loss) per share (basic) (in Baht)	**(0.00)**	**0.05**	**(0.39)**	**(0.17)**

Diluted earnings (loss) per share

The calculation of diluted earnings (loss) per share for the three-month and six-month periods ended 30 June 2008 and 2007 was based on the profit (loss) for the period attributable to equity holders of the Company and the weighted average number of shares outstanding during the period after adjusting for the effects of all dilutive potential ordinary shares as follows:

	Consolidated financial statements		**Separate financial statements**	
Three-month period ended 30 June	2008	2007	2008	2007
	(in thousand Baht/thousand shares)			
Loss attributable to equity holders of the Company (diluted)	**(281,902)**	**(83,114)**	**(517,424)**	**(141,258)**
Weighted average number of ordinary shares outstanding (basic)	1,094,786	1,091,069	1,094,786	1,091,069
Effect of shares warrants on issue	-	-	-	-
Weighted average number of ordinary shares outstanding (diluted)	**1,094,786**	**1,091,069**	**1,094,786**	**1,091,069**
Loss per share (diluted) (in Baht)	**(0.26)**	**(0.08)**	**(0.47)**	**(0.13)**

	Consolidated financial statements		**Separate financial statements**	
Six-month period ended 30 June	2008	2007	2008	2007
	(in thousand Baht/thousand shares)			
Profit (loss) attributable to equity holders of the Company (diluted)	**(1,137)**	**51,769**	**(422,053)**	**(182,006)**
Weighted average number of ordinary shares outstanding (basic)	1,093,538	1,091,069	1,093,538	1,091,069
Effect of shares warrants on issue	-	805	-	-
Weighted average number of ordinary shares outstanding (diluted)	**1,093,538**	**1,091,874**	**1,093,538**	**1,091,069**
Earnings (loss) per share (diluted) (in Baht)	**(0.00)**	**0.05**	**(0.39)**	**(0.17)**

12 Commitments with non-related parties

a) Agreement for operation of domestic communication satellite

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The concession agreement has been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, the Company must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, the Company, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipments to MICT on the date of completion of construction and installation.

b) Assets transfer commitment under telephone network agreement in Cambodia

Cambodia Shinawatra Company Limited, a joint venture in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Cambodia Shinawatra Company Limited will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028.

c) Shareholder agreement

Lao Telecommunications Company Limited ("LTC") was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, Internet and paging - within the Lao PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a joint venture of the Company, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, the Group has to transfer all of LTC's shares to the Government of the Lao People's Democratic Republic without any charges (Note 5). According to the shareholder agreement, LTC is required to invest at least USD 400 million in the projects specified in the agreement within 25 years. As at 30 June 2008, LTC has remaining additional investment of approximately USD 182 million.

d) Concession contracts of a subsidiary company and associated companies for the satellite uplink-downlink and Internet services

CS Loxinfo Public Company Limited ("CSL"), which is an associate of the Company, entered into concession agreements with CAT Telecom Public Company Limited ("CAT") for a period of 22 years from 9 August 1994 to 8 August 2016 to provide satellite uplink-downlink and internet services.

Currently, the National Telecommunications Commission ("NTC") is responsible for granting licenses to provide internet access services in Thailand. DTV Service Company Limited (formerly name: Shin Broadband Internet (Thailand) Company Limited), a company's subsidiary, and CSL

operate the business to provide internet and telecommunication services under licenses granted by NTC as follow:

Type of license	Issued Date	Period
License of DTV Service Company Limited (former name: Shin Broadband Internet (Thailand) Company Limited)		
Internet Operation License Type I	18 October 2007	1 year
Licenses of CSL		
Internet Operation License Type II	26 April 2007	5 years
Internet Operation License Type I	8 September 2007	1 year
Telecom Operation License Type I	11 October 2007	1 year
Telecom Operation License Type III	20 December 2007	15 years

e) **Obligation under "Financing and Project Agreement"**

Lao Telecommunications Company Limited ("LTC") entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million (approximately Baht 322.5 million) for the procurement and installation and consultant of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through a loan arrangement at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognised the network assets relating to Phase VI and the related portion of the loan in these financial statements because the project has not commenced yet.

f) **Obligation from shares buy back options**

On 23 October 2003, the Company and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to the Company, with the condition that the Company has the first option to purchase these shares. If the offered price per share is greater than the higher of USD 1 or fair market value at offering date, the Company has the right to refuse. If the offered price per share is equal to the higher of USD 1 or fair market value at offering date, the Company is obligated to purchase those shares from Codespace Inc. The Company believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of the Company, the value per share of iPSTAR Co., Ltd.'s shares is higher than USD 1. Therefore, the Company does not recognise this obligation as its liabilities in these financial statements. As of 30 June 2008, the remaining share option was 1.49 million shares (*31 December 2007: 1.49 million shares*).

g) Non- cancellable operating lease commitments

As at 30 June 2008 and 31 December 2007, the Group had future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	Currency	Consolidated financial statements		Separate financial statements	
		30 June 2008	31 December 2007	30 June 2008	31 December 2007
		(in thousand)			
Within one year	THB	34,434	36,557	34,434	36,557
	USD	5,183	4,090	3,198	3,318
	KIP	14,043	-	-	-
Total equivalent Baht		208,953	175,146	142,062	148,975
After one year but within five years	THB	32,508	43,161	32,508	43,161
	USD	13,910	8,579	6,199	5,466
	KIP	48,895	-	-	-
Total equivalent Baht		500,882	333,845	241,169	228,373
After five years	THB	24,500	25,858	24,500	25,858
	USD	4,958	1,805	-	-
	KIP	202,007	-	-	-
Total equivalent Baht		192,179	87,022	24,500	25,858
Grand total equivalent Baht		**902,014**	**596,013**	**407,731**	**403,206**

h) Bank guarantees and letters of credit

The Group had contingencies with banks, whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts for the following amounts:

	Currency	Consolidated financial statements		Separate financial statements	
		30 June 2008	31 December 2007	30 June 2008	31 December 2007
		(in thousand)			
Minimum concession fee payable to Ministry of Information Communication and Technology	THB	102,000	102,000	102,000	102,000
IPSTAR equipment sales	THB	27,461	39,799	27,461	39,799
Satellite space leasing by customers	USD	242	300	242	300
	THB	487,000	487,000	487,000	487,000
	PKR	-	5,000	-	5,000
IPSTAR Gateway	USD	379	379	379	379
Standby letters of credit	USD	44,045	43,000	44,045	43,000
Letters of credit	USD	-	250	-	-
Others	THB	3,322	4,048	3,322	3,322
	AUD	-	29	-	-

13 Contingent liabilities

Assessment for income tax in India

The Tax Authority in India ('the said Authority) has held that the payments received by the Company for providing Transponder Services ('TPS') to its Indian Customers and non-resident customers targeting Indian audience ('the Customer') was Royalty under both the Indian Income Tax Act ('the Act'), and the Double Taxation Avoidance Agreement between Thailand and India ('the DTAA') and subject to withholding tax at the rate of 15% on gross basis. The Company did not agree with the decision of the said Authority and followed the appeal process as provided under the Act.

In view of the above, the said Authority has raised the tax demand including surcharge and education cess aggregating to Rs.612.1 million (approximately Baht 506 million) exclusive of interest amounting to Rs 92.7 million (approximately Baht 77 million) against the said payment received by it from the customers for the Assessment Year ('AY') 1998-99 to 2005-06 (1 April 1997 to 31 March 2005). Further, the said Authority has also levied penalty of Rs.324.9 million (approximately Baht 269 million) for AY 1998-99 to 2001-02.

The Company had received Withholding Tax Certificates ('WTC') from its Customers against the deductions from its payment offset by its refund with interest from Income Tax department for Rs.462.2 million (approximately Baht 382 million). The Company had also deposited Rs.301 million (approximately Baht 220 million) during the said period.

Since the Tax Advisor in India is of the opinion that the income from the TPS is not subject to Tax in India, the Company did not make any provision for the liability against the balance amount of Rs.266.1 million (approximately Baht 220 million), payable to the said Authority. Accordingly, the Company put the deposit as non-current assets in the Balance Sheet.

If the Company receives favorable Order from the Appellate Authority (ies), the entire amount which includes withholding tax together with its interest and deposits with interests shall be refunded and if the Company can show that there is no concealment of income, the penalty imposed by the Authority for the AY 1998-99 to 2001-02 would be set aside. Similarly, in case of adverse Order, the Company will be liable to pay the balance amount, with interest at the highest rates of which is not exceeding 1% per month starting from the last day specified for making payment in the notice till date of tax payment. However, even if the Appellate Authority (ies) decides that the income from TPS is a royalty but the Company did not conceal any income in its income tax returns, the Appellate Authority (ies) may decide to set aside the penalty imposed by the Authority on the Company.

Legal Disputes

On 30 May 2008, IPSTAR Australia Pty Ltd ("IPA"), a Company's subsidiary, sent the Notice of Termination of the Definitive Agreement dated 30 October 2007 to ETT Limited ("ETT"), the National Service Operator (NSO) of the iPSTAR service in Australia, effective on 7 June 2008. ETT argued that the notice of termination was invalid and filed an application for interlocutory relief to the Supreme Court of New South Wales. The Court granted interlocutory relief to ETT for the notice of termination and issued an order that the dispute between IPA and ETT will be referred to arbitration. However on 11 August 2008, IPA and ETT reached an agreement to settle their dispute relating to the Definitive Agreement under which obligations under the Agreement were terminated. In addition ETT agreed to return to IPA User Terminals currently in its warehouse. In return, IPA agreed to pay the repurchase fee to ETT.

THAICOM
THAICOM PUBLIC COMPANY LIMITED

14 Events after the balance sheet date

Reduction in registered capital of DTV Service Company Limited

On 13 August 2008, the board of directors meeting of the Company passed a resolution to approve the decrease of registered capital of DTV Service Company Limited by reducing the number of its shares, in order to offset against the remaining deficits.

Dividend payment of Lao Telecommunications Company Limited ("LTC")

At the Extraordinary General Meeting of the shareholders of LTC held on 26 July 2008, the shareholders approved the appropriation of interim dividend of USD 10 million.

15 Reclassification of accounts

Certain accounts in the 2007 interim financial statements have been reclassified to conform to the presentation in the 2008 interim financial statements.

I. Overview

Thaicom Plc ("the Company")'s consolidated sales and service income for 1H/2008 was Baht 3,509 million, up 2.8% compared with 1H/2007 due to increases in revenue from the satellite business and the Internet access and media business, offset by a decrease in revenue from the telephone business resulting from a reduction in recognition of revenue from Lao Telecommunications Company Ltd ("LTC") and Cambodia Shinawatra Company Ltd ("CamShin") following the sale of 49% shares in Shenington Investments Pte Ltd ("Shenington") to Asia Mobile Holdings Pte Ltd ("AMH"). The smaller proportions of ownership in Shenington also resulted in a 7.9% decrease in consolidated sales and service income for Q2/2008, whereas an increase in sales of DTV satellite television dish sets led to a 281.4% revenue increase from the Internet and media services.

1H/08 IPSTAR revenue rose by 52.3%

Operating income for 1H/2008 was Baht 54 million, compared to an operating loss of Baht 136 million for 1H/2007, largely resulting from a 52.3% increase in IPSTAR revenues. Loss on exchange of Baht 437 million for Q2/2008 led to a net loss of Baht 282 million, whereas a gain on exchange of Baht 213 million in Q2/2007 when the Company's net loss was Baht 83 million.

In June 2008, CS Loxinfo Plc ("CSL") announced it would pay an interim dividend of Baht 0.23 per share for the performance of the first five months ended May 31, 2008; thus, the Company received a dividend of Baht 57.5 million, in line with its ownership of 250 million shares. In July 2008, LTC announced it would pay an interim dividend of USD 10 million.

II. Business Summary

Transponder leasing and related business

In April 2008, the Company completed delivery of 11,500 IPSTAR User Terminals ("UT") to TOT worth total of Baht 269 million. In June 2008, the Company signed a UT procurement contract with TOT for 4,000 UTs worth total of Baht 99.2 million.

On 30 May 2008, IPSTAR Australia Pty Ltd ("IPA"), a Company's subsidiary, sent the Notice of Termination of the Definitive Agreement dated 30 October 2007 to ETT Limited ("ETT"), the National Service Operator (NSO) of the iPSTAR service in Australia, effective on 7 June 2008. ETT argued that the notice of termination was invalid and filed an application for interlocutory relief to the Supreme Court of New South Wales. The Court granted interlocutory relief to ETT for the notice of termination and issued an order that the dispute between IPA and ETT will be referred to arbitration. However on 11 August 2008, IPA and ETT reached an agreement to settle their dispute relating to the Definitive Agreement under which obligations was terminated. In addition ETT agreed to return to IPA User Terminals currently in its warehouse. In return, IPA agreed to pay the repurchase fee to ETT. IPA still continues to provide services to its customers in Australia as previously.

In this quarter, UT sales volume totaled 21,786 UTs. Currently, the total number of UTs provided by the Company at the end of Q2/2008 was 146,810.

Telephone business

A steady growth of mobile phone users in both Cambodia and Lao PDR made telephone operators recognize an increase in telephone subscribers, especially mobile prepaid subscribers. As of the end of Q2/2008, LTC and CamShin's total subscribers were 855,371 and 573,735, increased by 19.8% and 69.8% respectively from 713,772 and 337,954 at the end of Q2/2007.

Due to the sale of 49% shares in Shenington to AMH, Shenington has recognized revenue and expense in the decreasing proportions from 100% to 51% from CamShin, and from 49% to 24.99% from LTC since July 26, 2007. This resulted in decreases in revenue and expense from the telephone network business compared to Q2/2007.

Internet and media business

In this quarter, DTV Service Co., Ltd. ("DTV") (formerly Shin Broadband Internet (Thailand) Co., Ltd.), the Company's subsidiary, had a continued growth of DTV sales volume from Q2/2007. The total number of DTV satellite television dish sets provided by DTV as of the end of Q2/2008 was 224,763.

CSL's reported revenue from internet services rose by 5% from Q2/2007 due to an increase in revenue from leased lines services as it has put more effort on expanding customer base in business or corporate segments which have lots of potential to continuously grow in the industry. Meanwhile, revenue from dial-up and broadband internet services decreased as a result of an intensive competitive environment.

Loxley Information Services Co., Ltd. ("Loxserve"), a subsidiary of CSL, purposed to liquidate its business. On May 29, 2008, Loxserve had a registration of its liquidation with the Ministry of Commerce. Currently, Loxserve is in the liquidation process.

III. Consolidated Operating Results

Selected financial information on THCOM

	Amount (MBt)			Change		Amount (MBt)		Change
	Q2/08	Q1/08	Q2/07	QoQ (%)	YoY (%)	1H/08	1H/07	YoY (%)
Sales and service income	1,652	1,857	1,794	-11.0%	-7.9%	3,509	3,412	2.8%
Share of net results from associate	20	27	24	-25.9%	-16.7%	47	47	0.0%
Cost of sales and services	1,243	1,553	1,457	-20.0%	-14.7%	2,796	2,834	-1.3%
SG&A expenses	300	359	376	-16.4%	-20.2%	659	714	-7.7%
EBIT*	109	(55)	(39)	n.m.	n.m.	54	(136)	n.m.
EBITDA**	759	587	672	29.3%	12.9%	1,346	1,259	6.9%
Net profit	(282)	281	(83)	n.m.	-239.8%	(1)	52	n.m.
EPS (Baht)	(0.26)	0.26	(0.08)	n.m.	-225.0%	0.00	0.05	n.m.

* EBIT = Sales and service income – Cost of sales and service – SG&A
** EBITDA = EBIT + Depreciation and Amortization
n.m. = not meaningful

Sales and service income

Consolidated sales and service income in Q2/2008 was Baht 1,652 million, a decrease of Baht 142 million or 7.9% compared to Baht 1,794 million in Q2/2007 due to a decrease in revenue from the telephone business and revenue from the satellite business offset by an increase in revenue from the Internet access and media business. Compared with Baht 1,857 million for Q1/2008, consolidated sales and service income in this quarter declined by Baht 205 million or 11.0%. This was mainly because of a drop in revenue from the satellite business.

Consolidated sales and service income for 1H/2008 was Baht 3,509 million, a rise of Baht 97 million or 2.8% rise from Baht 3,412 million in 1H/2007 due to increases in revenue from the satellite business and the Internet access and media business, offset by a decrease in revenue from the telephone business.

Sales and service income	Q2/08	Q1/08	Q2/07	%QoQ	%YoY	1H/08	1H/07	%YoY
Satellite and related services	1,033	1,359	1,057	-24.0%	-2.3%	2,392	1,992	20.1%
Telephone services	455	423	694	7.6%	-34.4%	878	1,339	-34.4%
Internet and media services	164	75	43	118.7%	281.4%	239	81	195.1%
Total	**1,652**	**1,857**	**1,794**	**-11.0%**	**-7.9%**	**3,509**	**3,412**	**2.8%**

Satellite transponder leasing and related services

Revenue from satellite transponders and related services in Q2/2008 was Baht 1,033 million, a decrease of Baht 24 million or 2.3% compared to Baht 1,057 million in the same period last year and a decrease of Baht 326 million or 24.0% over Baht 1,359 million in Q1/2008. However, revenue from satellite business for 1H/2008 rose by 20.1% from the same period last year.

Satellite and related services	Q2/08	Q1/08	Q2/07	%QoQ	%YoY	1H/08	1H/07	%YoY
Thaicom 1A, 2, 5 and related services	572	556	571	2.9%	0.2%	1,128	1,162	-2.9%
IPSTAR services	461	803	486	-42.6%	-5.1%	1,264	830	52.3%
Total	**1,033**	**1,359**	**1,057**	**-24.0%**	**-2.3%**	**2,392**	**1,992**	**20.1%**

- Revenue from the Thaicom conventional satellite business for Q2/2008 was Baht 572 million, an increase of Baht 1 million or 0.2% from Baht 571 million in Q2/2007 and an increase of Baht 16 million or 2.9% from Baht 556 million in Q1/2008 mainly due to a growth of transponder lease.

1H/08 UT sales volume rose by 111.1%.

- IPSTAR service revenue was Baht 461 million in Q2/2008, down by Baht 25 million or 5.1% from Baht 486 million in Q2/2007 because of a reduction in recognition of IPSTAR UT sales revenue offset by an increase in revenue from transponder lease on the Thaicom 4 (IPSTAR) satellite.

  For 1H/2008, IPSTAR service revenue was Baht 1,264 million, rose by Baht 434 million or 52.3% from 1H/2007. This was caused by increases in revenues from transponder lease on the Thaicom 4 (IPSTAR) satellite and from higher UT sales volume. The Company sold 42,743 UTs in 1H/2008, an increase of 22,496 UTs or 111.1% from 20,247 UTs in 1H/2007.

Telephone services

The Company's revenue from the telephone service business in Q2/2008 was Baht 455 million, a decrease of Baht 239 million, or 34.4% compared to Baht 694 million in Q2/2007 due to a reduction in recognition of revenue from LTC and CamShin following the sale of 49% shares in Shenington to AMH. However, the growth of telephone subscribers in both Cambodia and Lao PDR, especially a significant growth rate of prepaid mobile phone subscribers, led to an increase in LTC and CamShin's revenues. As at the end of Q2/2008, LTC and CamShin had 855,371 and 573,735 subscribers respectively, increases of 19.8% and 69.8% from 713,772 and 337,954 subscribers at the end of Q2/2007.

Compared to the previous quarter, the revenue rose by Baht 32 million or 7.6% due to a revenue growth from mobile prepaid services. LTC and CamShin had increases of 2.6% and 14.2% from 833,575 and 502,411 subscribers at the end of Q1/2008 respectively.

Internet and media services

Q2/08 revenue from Internet and media services rose by 281.4%

Revenue from the Internet access and media business in Q2/2008 was Baht 164 million, an increase of Baht 121 million or 281.4% from Baht 43 million in Q2/2007 and an increase of Baht 89 million or 118.7% from Baht 75 million in Q1/2008. This was caused by an increase in revenue from DTV sales including Cambodia and Lao PDR sales first incurred in Q1/2008. As at the end of Q2/2008, DTV sales volume was 224,763 sets, up 79,001 sets from the end of Q1/2008.

Cost of sales and service

The Company reported total costs for Q2/2008 of Baht 1,243 million, a decrease of Baht 214 million or 14.7% compared to Baht 1,457 million in Q2/2007 and a decrease of Baht 310 million or 19.9% compared to Baht 1,553 million in Q1/2008. This was due to a decline in cost of sales and services from the satellite business and the telephone business offset by an increase in cost from the Internet and media business. The cost accounted for 75.2% of sales and service income, going down from 81.2% in Q2/2007.

Total cost for 1H/2008 was Baht 2,796 million, a decrease of Baht 38 million or 1.3% from Baht 2,834 million in the same period last year because of a decrease in cost of the telephone business offset by increases in cost of sales and services from the satellite business and the Internet and media business.

Cost of sales and services	Q2/08	Q1/08	Q2/07	%QoQ	%YoY	1H/08	1H/07	%YoY
Satellite and related services	899	1,288	1,074	-30.2%	-16.3%	2,187	2,101	4.1%
Telephone services	207	204	328	1.5%	-36.9%	411	661	-37.8%
Internet and media services	137	61	55	124.6%	149.1%	198	72	175.0%
Total	**1,243**	**1,553**	**1,457**	**-19.9%**	**-14.7%**	**2,796**	**2,834**	**1.3%**

Cost of satellite transponder leasing and related services

Cost relating to transponder leasing and related services in Q2/2008 was Baht 899 million, a decrease of Baht 175 million or 16.3% from Baht 1,074 million in the same period last year and a decrease of Baht 389 million or 30.2% from Baht 1,288 million in Q1/2008. Cost associated with transponder leasing and related services in 1H/2008 increased by 4.1% from the same period of last year.

Satellite and related services	Q2/08	Q1/08	Q2/07	%QoQ	%YoY	1H/08	1H/07	%YoY
Thaicom 1A, 2, 5 and related services	358	336	350	6.5%	2.3%	694	700	-0.9%
IPSTAR services	541	952	724	-43.2%	-25.3%	1,493	1,401	6.6%
Total	**899**	**1,288**	**1,074**	**-30.2%**	**-16.3%**	**2,187**	**2,101**	**4.1%**

- Cost relating to the Thaicom conventional satellite and related business was Baht 358 million, an increase of Baht 8 million or 6.9% from Baht 350 million in Q2/2007 and an increase of Baht 38 million or 11.3% from Q1/2008 mainly due to higher concession fee following the revenue growth from conventional satellite business.
- Cost of providing IPSTAR services was Baht 541 million, a decrease of Baht 183 million or 25.3% from Baht 724 million in Q2/2007 and a decrease of Baht 411 million or 43.2% from Baht 952 million in Q1/2008. For 1H/2008, cost of providing IPSTAR services was Baht 1,493 million, up Baht 92 million or 6.6% from 1H/2007 resulting from an increase in cost of UT sales corresponding to the sales growth.

Cost of telephone services

Cost relating to the telephone business for Q2/2008 amounted to Baht 207 million, a decrease of Baht 121 million or 36.9% from Baht 328 million in Q2/2007. This was because the Company recognized cost incurred by CamShin and LTC corresponding to the new investment proportion, following the sale of 49% shares in Shenington to AMH in Q3/2007. However, both LTC and CamShin's cost of sales and services increased from Q2/2007 and Q1/2008. There was a rise in LTC's amortization of expanded telephone network in Lao PDR. Meanwhile, CamShin had increases in interconnection charge from a promotion for calling to all networks that led to a rise in outgoing calls across networks, and in cost of electricity from expanded base stations. Consequently, cost relating to the telephone business rose by Baht 3 million or 1.5% from Baht 204 million

Cost of Internet access and media services

Cost relating to the Internet access and media business in Q2/2008 was Baht 137 million, an increase of Baht 82 million or 149.1% from Baht 55 million in Q2/2007, because of a cost rise in from DTV sales corresponding to the sales growth, offset by a decrease in cost of Internet service from LTC and CamShin which was recorded according to the new investment proportion. Compared with Baht 61 million in Q1/2008, the cost rose by Baht 76 million or 124.6% following the DTV sales growth in Thailand, Cambodia and Lao PDR.

Selling and administrative expenses

SG&A expenses, including directors' remuneration, were Baht 300 million in Q2/2008, a decrease of Baht 76 million, or 20.2%, compared to Baht 376 million in Q2/2007. This was due to decreases in consultancy fees for restructuring loan repayments of the IPSTAR and Thaicom 5 projects, and in SG&A expenses from LTC and CamShin which was recorded according to the new investment proportion, offset by an increase in marketing expense for the satellite business. Compared the previous quarter, the SG&A expenses decreased by Baht 59 million or 16.4% from Baht 359 million mainly due to an increase in consultancy fees for restructuring loan repayments of the IPSTAR and Thaicom 5 projects.

Interest expense

Interest expense decreased by 55.5% from Q2/07.

Interest expense was Baht 105 million, a decrease of Baht 131 million, or 55.5%, compared with Baht 236 million in Q2/2007 due to the loan repayment for the Thaicom 4 and Thaicom 5 projects in Q3/2007.

Gain on exchange rate

As the Thai Baht had continuously depreciated, the Company reported a loss of Baht 437 million from foreign exchange for Q2/2008, compared with a gain on exchange of Baht 213 million in Q2/2007.

Share of net results from investment – equity method

The share of net results from investment in Q2/2008 was Baht 20 million, decreased by Baht 4 million or 16.7% from Baht 24 million in Q2/2007 and dropped Baht 7 million or 25.9% over Baht 27 million in Q1/2008. This was due to 16.7% and 24.2% decreases in CSL's net profit from Q2/2007 and Q1/2008 respectively resulting from an increase in its capacity for international and local links to efficiently serve customer needs, and more marketing and advertising expenses of internet services and print classified business.

Compared to the previous quarter, CSL's operating income was better. However, CSL had to write-off the remaining goodwill of Loxserve in amount of Baht 16 Million. This resulted from the registration of its liquidation with the Ministry of Commerce on 29 May 2008 leading to a decrease in CSL's net profit over the previous quarter.

Income tax expense

The Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 115 million in this quarter, compared with income tax expense of Baht 51 million for Q2/2007.

IV. Financial Position

At the end of Q2/2008, the Company reported total assets of Baht 29,267 million, a decrease of Baht 834 million or 2.8% from Baht 30,101 million at the end of 2007. This was mainly because of the depreciation and amortization of PP&E under concession agreements, lower cash and cash equivalents resulting from payment of income tax payable from the sale of 49% shares in Shenington to AMH and from loan repayment for the Thaicom 4 and Thaicom 5 projects, offset by an increase in PP&E.

THCOM's asset components

Assets	June 30, 2008		December 31, 2007	
	Amount (Bt mn)	% of Total assets	Amount (Bt mn)	% of Total assets
Current assets	3,913	13.4	4,313	14.3
Investment in associates	428	1.5	676	2.2
PP&E, net	5,009	17.1	4,505	15.0
PP&E under the concession agreement, net	17,930	61.3	18,777	62.4
Intangible assets	1,274	4.4	1,302	4.3

Liquidity

At the end of Q2/2008, the Company had a current ratio of 1.04 times, up from 0.93 at the end of 2007. This was mainly because of payment of income tax payable from the sale of 49% shares in Shenington to AMH resulting in a decrease of Baht 1,219 million in income tax payable.

Investments

Investment in CSL was presented as an "investment in an associate" item. At the end of Q2/2008 the Company's "investment in an associate" was Baht 428 million, a decrease of Baht 248 million or 36.7% from Baht 676 million at the end of 2007, reflecting a proportionate recognition of CSL's net profit for 1H/2008 amounted to Baht 47 million, offset by a dividend paid of Baht 107 million and capital deduction of Baht 188 million.

Property, plant and equipment

Property, Plant and Equipment (PP&E) at the end of Q2/2008 was Baht 5,009 million, an increase of Baht 504 million or 11.2% from Baht 4,505 million at the end of last year. This was mainly due to purchase of assets of Baht 766 million in this quarter most of which were assets for the expansion of telephone network in Cambodia and Lao PDR, a depreciation and amortization of PP&E of Baht 333 million. PP&E at the end of Q2/2008 also included the assets under concession agreements of CamShin of approximately Baht 1,476 million, dropped by Baht 135 million from Baht 1,611 million at the end of 2007.

PP&E under concession agreements

PP&E under concession agreements at the end of Q2/2008 was Baht 17,930 million, a decrease of Baht 847 million from Baht 18,777 million at the end of 2007 totally due to an amortization in 1H/2008.

Intangible assets

Intangible assets at the end of Q2/2008 were Baht 1,274 million, a decrease of Baht 28 million compared to Baht 1,302 million at the end of 2007 due to its depreciation and amortization and foreign currency translation adjustments offset by increased intangible assets arising from the development of UT.

Borrowings and Shareholders' equity

The Company's net borrowings at the end of Q2/2008 were Baht 9,333 million, a decrease of Baht 512 million from Baht 9,845 million at the end of 2007. This was mainly due to a loan repayment for the Thaicom 4 and Thaicom 5 projects, and loan repayments made by CamShin and DTV.

The Company's shareholders' equity at the end of Q2/2008 was Baht 16,817 million, an increase of Baht 133 million from 16,684 million at the end of 2007, reflecting a translation gain relating to financial statements of foreign operations of Baht 110 million, the net loss for the six-month period ended June 30, 2008 of Baht 1 million, and the issue of share capital of Baht 23 million.

With lower net borrowings and higher shareholders' equity for the six-month period ended June 30, 2008, net borrowings to equity at the end of Q2/2008 were 0.55 times, down from 0.59 times at the end of 2007.

Cash flow

The Company's cash outflows from operating activities for 1H/2008 were Baht 9 million. Net cash outflows from investing activities were Baht 205 million, mainly due to payments for satellite equipment and the expansion of telephone network. The Company had net cash outflows from financing activities of Baht 470 million mainly due to long-term loan repayments total of Baht 635 million including loan repayments for the Thaicom 4 and Thaicom 5 projects and the expansion of telephone network in Cambodia, and a loan repayment made by DTV.

The Company had ending cash of Baht 1,730 million on June 30, 2008.

END